SCHEDULE A

Fund	Commencement of Operations
BNY Mellon Dynamic Value ETF	November 1, 2024
BNY Mellon Concentrated Growth ETF	March 31, 2025
BNY Mellon Enhanced Dividend and Income ETF	December 5, 2025

 Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.

As of May 20, 2025